Advanced ID Corporation
6143 - 4 Street SE, Suite 14
Calgary Alberta, Canada T2H
(403) 264-6300

July 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:   Delaying Amendment
      Advanced ID Corporation
      Form SB-2
      SEC File Number 333-144556
      Filing Date:  July 13, 2007

Dear Sir or Madam:

Advanced ID Corporation hereby specifically incorporates into the facing page of the Registration Statement on Form SB-2, filed by Advanced ID on July 13, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

If you have any questions or comments in connection with this delaying amendment or the subject filing, please contact Jody M. Walker, Attorney at Law (303-850-7637).

Very truly yours,

/s/Daniel Finch
----------------------
Daniel Finch
Chief Financial Officer